February 28, 2012

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Shinhan Financial Group Co., Ltd.

Form 20-F for Fiscal Year Ended December 31, 2010

Filed June 28, 2011 and Amended on July 15, 2011

Form 6-K Filed November 29, 2011

File No. 001-31798

Dear Ms. Hayes:

We are writing in response to your letter, dated February 13, 2012, containing the additional comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on June 28, 2011 and amended on July 15, 2011 and the Form 6-K filed with the Commission on November 29, 2011.

Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

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Form 20-F for Fiscal Year Ended December 31, 2010

Item 3.D. Risk Factors, page 10

Our newly adopted accounting standards under IFRS effective January 1, 2011…, page 22

1.	We note your response to prior comment two of our letter dated September 30, 2011. Please confirm that you will explicitly assert in your future filings, beginning with your Form 20-F for the fiscal year ended December 31, 2011, that your financial statements have been prepared in accordance with IFRS as issued by the IASB. Please also ensure that the auditor’s report includes an opinion on whether the financial statements comply with IFRS as issued by the IASB. Refer to the instructions to Form 20-F in Item 17(c) for guidance.

Response:

In response to the Staff’s comment, we confirm that we will explicitly assert in our future filings, beginning with our Form 20-F for the fiscal year ended December 31, 2011, that our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), without further reference to Korean IFRS, and ensure that the auditor’s report thereon includes an opinion on whether the related financial statements comply with IFRS as issued by the IASB.

The Korean government may encourage targeted lending to and investment…, page 24

2.	We note your response to prior comment five of our letter dated September 30, 2011, including the fact that the Fund will be operated based on mutual agreement of the sponsors. Please clarify for us the level of involvement you have, if any, in the management and day-to-day operations of the Fund. In your response specifically address who will manage the assets of the Fund. In addition, revise to disclose the gain or loss recognized on the non-performing project financing assets sold to the Fund.

Response:

In response to the Staff’s comment, we note that Shinhan Bank does not have any involvement in the management or day-to-day operations of the United PF 1st Recovery Private Equity Fund (the “Fund”). While Shinhan Bank holds a 13.6% equity interest in the Fund, Shinhan Bank is designated as a limited partner, and under the Fund’s articles of organization the management and day-to-day operations of the Fund are specifically delegated to a general partner designated as the managing partner for the Fund, which is currently United Asset Management Company Ltd. (“UAMCO”). (UAMCO is a limited liability company established under Korean law whose shareholders are the six banks that have made capital contributions to the Fund.) The scope of such delegated management activities are as follows: (i) management and operating of the Fund’s assets and liabilities, (ii) selection of investment targets and exercise of investment decisions and redemption decisions, (iii) exercise of rights over investment assets, (iv) issuance and distribution of beneficiary certificates underlying the investment assets, (v) distribution of Fund assets, (vi) accounting and recordkeeping, (vii) payment of expenses and liabilities related to the operation of the Fund and (viii) ancillary activities related to the foregoing. Under the Fund’s articles of organization, the activities of the general partner acting as the managing partner are subject to supervision by an advisory committee consisting of representatives of each of the limited partners (which may not be a general partner), and the advisory committee may express a view on the activities of the managing partner. The advisory committee’s view is not binding, and serves only as a recommendation with respect to certain activities over which the managing partner is authorized to exercise its discretion under the Financial Investment Services and Capital Markets Act. However, in the event the managing partner breaches law or material articles of the Fund’s articles of incorporation, the advisory committee, with the consent from members representing two-thirds or more of the equity interests in the Fund, may suspend (and if applicable, restore) such managing partner’s activities relating to the operation and management of the Fund.

Under IFRS as issued by the IASB, the sale of non-performing project financing assets to the Fund is classified as a true sale, and therefore, gain or loss from such sale is recognized at the time of sale, and no gain or loss is recognized after the time of sale. Since the Fund’s establishment in June 2011, Shinhan Bank has sold non-performing project financing assets in the aggregate amount of W106.4 billion to the Fund and recognized from such sales an aggregate loss of W65.9 billion before applying allowance for loan losses allocated to such assets and an aggregate loss of W30.7 billion after applying allowance for loan losses allocated to such assets.

We undertake to expand our disclosure in future filings to reflect substantially the foregoing.

Form 6-K filed November 29, 2011

Exhibit 99-2 – Consolidated Interim Financial Statements for the period ended September 30, 2011

Note 3. Significant accounting policies, page 13

ii) Special purpose entities, page 13

3.	We note your response to prior comment 18 of our letter dated September 30, 2011, including the fact that your guaranteed principal money trusts are not consolidated under IFRS. We also note your disclosure here that a special purpose entity (SPE) is consolidated if, based on an evaluation of the substance of its relationships with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE. Please provide us with a list of SPEs that were consolidated under U.S. GAAP and de-consolidated upon adoption of IFRS. In addition, please explain in greater detail how you determined under IFRS that you did not have control over the guaranteed principal money trust, but you had the power to direct the activities of the SPE that most significantly impacted its economic performance under U.S. GAAP.

Response:

In response to the Staff’s comment, we note the following:

List of SPEs deconsolidated upon adoption of IFRS

The special purpose entities (“SPEs”) that we consolidated under U.S. GAAP but deconsolidate under IFRS consist of (i) all of guaranteed principal money trusts (“GPM Trusts”) and (ii) 12 asset-backed commercial paper securitization vehicles (“ABCP SPEs”), where third-party originators bear the primary obligation to provide credit support.

The list of the GPM Trusts is as follows:

•	Individual pension trusts

•	Retirement pension trusts

•	Pension trusts

•	Employee retirement benefit trusts.

The list of the currently deconsolidated ABCP SPEs is as follows:

•	Neo DWC 2nd SPE

•	Neo DWC 3rd SPE

•	Work & Joy 2007-1 SPE

•	Ssangyong Platinum 1st SPE

•	SAMT 1st SPE

•	LH-Myhome 2nd SPE

•	Edulove-BTL SPE

•	IB-PF Tree SPE

•	I-Clover Co., Ltd.

•	SH Infra-Value

•	Hanshin 1st Securitization Specialty L.L.C.

•	Euljiro Kim’s First SPE

GPM Trusts are investment products sold to retail and corporate investors. In return for a fixed management fee, we act as the manager of these trusts by following investment strategies specifically outlined in the respective trust agreements. Under these agreements, we typically invest trust deposits in debt instruments with very high credit quality such as government bonds and investment-grade debt securities issued by large financial institutions. We guarantee the return of the original principal amount of the trust deposits made by the investors (but not the interest amounts payable on the underlying trust assets). Accordingly, the investment return payable to investors from the GPM Trusts is the residual gain or loss from the operations of the GPM Trusts, which gain or loss primarily consists of net interest income or loss from the underlying trust assets, minus our management fee, a small reserve retained to meet future losses and other operating expenses such as transaction fees. Under this structure, the investors are entitled to a potentially unlimited gain from the performance of the trust assets (namely from higher interest in case of base or market interest rate increases and capital appreciation in the principal value of the trust assets depending on prevailing market conditions), they are exposed to a limited loss (namely, only up to the interest that could have been earned from the trust deposits since we guarantee the return of the original principal amount of the trust deposits).

ABCP SPEs are special purpose vehicles used to securitize loans and receivables by way of issuing asset-backed commercial papers, with the underlying assets being the loans and receivables. In return for a fixed management fee, we act as the asset manager for these vehicles, where our services typically consist of (i) providing administrative services, including collection and remittance of payments from the underlying assets and making recoveries when the underlying assets are troubled, (ii) disposing of the underlying assets, and (iii) to the extent there is a shortfall in investor demand for the asset-backed commercial papers being issued by the ABCP SPEs, providing a commitment to purchase such papers up to the aggregate issue amount. These vehicles also have third-party originators (typically the original transferors of the underlying assets) who provide credit support in the form of payment guarantees for payments due on the underlying assets (in other words, if the underlying assets become impaired and cannot generate income payments due on the asset-backed commercial papers due to the holders thereof, the originators have an obligation under their payment guarantee to provide the liquidity and credit support to enable such income payments). Under the structure of these asset-backed commercial papers, we do have an obligation in the form of a purchase commitment (in other words, if there is a shortfall in investment demand for these papers, we are obligated to purchase the shortfall amount, up to the aggregate issue price, so as to ensure liquidity in the market for such papers). However, even where our purchase commitment is triggered, we are entitled to the full economic benefits from these papers (namely, the value of the principal amount and the income payments therefrom) so long as the underlying assets are not impaired to the extent they are unable to generate the due income payments (or in the event they are so impaired, so long as the originators do not default on their payment guarantee). Therefore, the primary risk of impairment on the underlying assets is borne by the originators, while we only bear the secondary or lower risk of impairment on the underlying assets, which risk materializes only if the originators become insolvent or otherwise unable to meet their payment guarantee obligations.

Under U.S. GAAP, we consolidated an SPE if we had a controlling financial interest in such SPE. We deemed ourselves to have a controlling financial interest if (i) we had the power to direct the activities of the SPE that impact such SPE’s economic performance most significantly, and (ii) we were obligated to absorb losses of the SPE that were potentially significant to such SPE. Under SFAS 167 (currently renamed ASC 810-10), all such scenarios, irrespective of probability, must be considered when assessing whether we have a controlling financial interest.

As for the GPM Trusts, we consolidated these trusts under U.S. GAAP because we determined that both of these two factors were met. First, we as the manager of the trusts have the power to direct the activities of such trusts, the most important of which is implementing the investment strategies set forth in the governing trust agreements. Second, by guaranteeing the return of the principal amount of the trust deposits, we are obligated to absorb losses up to such principal amount, which losses, if in fact incurred, are potentially significant to these trusts.

Similarly, we also consolidated the ABCP SPEs under U.S. GAAP because (i) as the asset manager for the SPEs, we have the power to direct the activities that are most significant to such SPEs’ economic performance, namely our power to decide whether to make recoveries on or to dispose of the underlying assets as discussed above, and (ii) in the case of a shortfall in investor demand, our purchase commitment obligates us to provide liquidity and credit enhancement to such SPEs up to the aggregate issue amount of the asset-backed commercial papers, thereby exposing us to losses that are potentially significant to such SPEs.

Under IFRS, we consolidate an SPE if we exercise control over such SPE. In evaluating whether we exercise control over an SPE, we consider a totality of facts and circumstances for risks and rewards relating to such SPE and our ability to make operational decisions for such SPE. SIC-12 provides the following indicators of control in relation to an SPE: (i) the SPE conducts its activities to meet our specific business needs so that we obtain the benefits from the SPE’s operations; (ii) we have decision-making powers to obtain the majority of the benefits of the SPE’s activities; (iii) we have the right to the majority of the SPE’s benefits; and (iv) we have the majority of residual interest in the SPE. Under SIC-12, each of these factors should be analyzed independently; satisfaction of all of these factors is not required to establish control; and no single factor, on its own, conclusively indicates control.

In applying the foregoing factors to the assessment of control, our understanding is that evaluation of the majority of the risks and benefits as well as the ownership of the majority of the residual interests in an SPE are the most crucial elements in determining whether we have control over the SPE and therefore should consolidate such SPE. We also understand that the proper evaluation of the pertinent risks and benefits should focus on the risks and benefits relating to the residual interest rather than the risks and benefits relating to the gross cash flows associated with the SPE’s total assets and liabilities, as the residual interest represents the riskiest element in the context of an SPE. We also note that while risk is not an express indicator of control under IFRS, our understanding is that risk should be the focal point of a consolidation analysis since an entity generally would not assume risks without being entitled to commensurate benefits, and also because risks are easier to identify compared to benefits in the context of an SPE. As an extension of this analysis, if risks were to be the focal point of a consolidation analysis, we believe we should also assess the probability as well as the magnitude of the relevant risks, particularly in relation to the residual interest, or the particular element of an SPE that carries the highest risk profile.

In the case of GPM Trusts, the investors primarily bear the risks relating to the trust assets once we consider both the probability and magnitude of the related risks. In comparison, while we theoretically bear the risk of repayment of the original principal amount of the trust deposits due to our guarantee of such repayment, the actual risk of such repayment is negligible since the relevant trust agreements typically require that we invest the trust deposits in debt instruments with very high credit quality such as government bonds and investment-grade debt securities issued by large financial institutions and we would dispose of these assets only if we were to realize capital gain. In fact, based on our past experience, the underlying assets of GPM Trusts (namely the high-quality debt securities) have rarely defaulted to the effect that the amount of losses from such default would impair the original principal value of the trust deposits. Accordingly, the probability of the risk of loss of principal is extremely low and we believe our potential loss in connection to the GPM Trusts is insignificant. In comparison, the possibility of a low or no investment return for investors is more significant given the variability of market and base interest rates. In addition, the investors also reap the majority of the benefits relating to the trust assets since they are entitled to the substantial majority of the investment returns while we are entitled only to a fixed management fee. Since we do not bear the majority of risk (nor of benefits) related to the GPM Trusts, the third-party investors bear the exposure to the majority of the risks and rewards related to the residual interest (namely, the interest rate payments) and our benefits are limited to the fixed management fee, we do not consolidate the GPM Trusts under IFRS.

Similarly, we do not consolidate the 12 above-mentioned ABCP SPEs under IFRS since the majority of related risks resides with the third-party originators who bear the primary risk on impairment of the underlying assets in the form of a payment guarantee as discussed above. In comparison, we bear the risk of loss only in the event that the underlying assets are impaired to the extent they cannot generate the due income payments and the originators default on their payment guarantees. In other words, even if we were required to perform on our purchase commitment, we would not suffer any actual economic loss from fulfilling our purchase commitment so long as the originators perform on their payment guarantees. Accordingly, as the majority of the risk from the ABCP SPEs lies with the originators rather than us, we do not consolidate them under IFRS.

Note 11. Loans, page 60

4.	We note your response to prior comment 19 of our letter dated September 30, 2011, including the fact that you use longer look-back periods under IFRS (i.e. five years and nine years) compared to under U.S. GAAP (i.e. one year) as a basis for determining the allowance for loan losses. Please explain in greater detail why you have not adjusted your historical loss experience under IFRS to reflect the effects of current conditions, such as higher loss rates due to the recent global financial crisis. In addition, revise disclosures in future filings to discuss your methodology change from the Migration Model to the PD/LGD Model in determining your allowance for loan losses, including the specific reasons for this methodology change and why you believe the PD/LGD Model is a more appropriate methodology to utilize going forward.

Response:

In response to the Staff’s comment, we note that while we use longer look-back periods for purposes of determining the allowance for loan losses under IFRS, our PD/LGD model does include a mechanism by which we reflect the effects of current conditions. We further elaborate below.

Under IFRS we calculate the aggregate allowance for loan losses by multiplying (x) the probability of default for each class of borrowers that have been assigned the same credit rating by (y) the loss given default for such class of borrowers. A particular credit rating is assigned individually to each borrower based on (i) the borrower type (namely, household, corporate, SOHOs or high-risk borrowers) and (ii) its particular risk and credit profile within such type, using our proprietary credit evaluation model.

Under our current PD/LGD model, the probability of default for each class of borrowers having the same credit rating is determined as follows. First, we determine the projected probability of default for such class of borrowers using the longer look-back periods under IFRS. However, at least annually (and more frequently during times of heightened systemic risks), we test such projected probability of default against the actual rate of default among such class of borrowers in the 12-months period immediately preceding such testing date. If based on such test the actual rate of default exceeds the mean or the maximum value of projected probability of default, we reassess, on an individual basis and using more conservative metrics, the credit rating assigned to each borrower within such class. Such credit rating reassessment generally has the effect of lowering the credit rating for a substantial number of borrowers that initially belonged to such class, which in turn has the effect of increasing the allowance of losses on an aggregate basis since the pool of borrowers having high credit ratings will have shrunk (and the pool of borrowers having lower credit ratings will have expanded) as the result of the individualized credit rating reassessment. Hence, such recalibration has the effect of reflecting the effects of current conditions in our final determination of the probability of default.

We have used the probability of default for each borrower type and credit rating based on a look-back period of 12 years (1997 to 2008) and have conducted the recalibration discussed above since 2008. In 2010, we lowered the individualized credit rating for certain large corporate borrowers upon finding that the actual rates of default for large corporate borrowers exceeded the maximum value of the projected probability of default for such borrowers. Partly as a result of such calibration, the actual rates of default for each class of borrowers remained below the mean or the maximum value of the projected probability of default for such class of borrowers in 2011.

We believe that our current PD/LGD model has the following advantages compared to the previous migration model:

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Statistically more robust while reflecting effects of current condition. From a statistical perspective, we believe our current PD/LGD model enables a more robust and reliable analysis by adopting a longer look-back period based on the Continuous Time Marcov Chain Rating Transition Approach than the one-year migration model does. While adopting a longer look-back period may have the effect of undervaluing the effects of current conditions, our model largely compensates for such potential undervaluation through the annual calibration process discussed above.

•

Analytically more fine-tuned. Our previous migration model analyzed the probability of default based on the following criteria only: retail vs. corporate and secured vs. unsecured. Under our current PD/LGD model, we examine the probability of default based on more granular classification as follows: households, corporate, small-office/home-office (SOHOs) and special high-risk borrowers. In addition, our current PD/LGD model also analyzes loss given default in greater detail, including location, types of collateral, loan-to-value ratios and (in the case of unsecured loans) types of loans.

•

More versatile use and improved reliability through greater internal scrutiny. The previous migration model was used only for the purpose of determining the probability of default in connection of computing allowance for losses based on asset classification. In comparison, our current PD/LGD model is being used for substantially all areas of our credit risk evaluation, including credit ratings, loan review and computation of capital adequacy. Given the more versatile use of our current PD/LGD model and the greater impact on system-wide risk arising from its misuse, we devote greater resources to ensuring the accuracy of this model through heightened scrutiny over its design, implementation and evaluation.

We undertake to add a disclosure substantially as set out above in future filings.

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In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 822-6360-3074 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Jung Kee Min
Name: Jung Kee Min
Title: Chief Financial Officer